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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -68076

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SAWAYA SEGALAS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVENUE, 8TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIELA ARCHER (212) 331-0150
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FUAD SAWAYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAWAYA SEGALAS SECURITIES, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Sawaya Segalas Securities, LLC:

We have audited the accompanying statement of financial condition of Sawaya Segalas Securities, LLC (the "Company"), a wholly owned subsidiary of Sawaya Segalas & Co., LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sawaya Segalas Securities, LLC, as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
February 17, 2010

SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	38,370
Accounts receivable		500,000
Prepaid expenses		1,473
Organizational Cost (net of accumulated amortization of $7,439)		104,141
TOTAL ASSETS	$	643,984

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	13,623
Total liabilities		13,623
Member's Equity		630,361
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	643,984

The accompanying notes are an integral part of this financial statement.

SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2009

NOTE 1 ORGANIZATION AND BUSINESS

Sawaya Segalas Securities, LLC. (the "Company"), a wholly owned subsidiary of Sawaya Segalas & Co., LLC. (the "Parent"), was incorporated on June 6, 2006, commenced operations on December 1, 2008. The Company became a broker-dealer on July 1, 2009 and as such is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company provides financial advisory and capital-raising services, principally related to recapitalization, refinancing, sale, merger, consolidation or other business combination and acquisition advice. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents consist of cash held at a major financial institution.

Revenue recognition

Revenues and expenses related to financial advisory activities are recorded on an accrual basis when earned and incurred, respectively.

Income taxes

As a single member limited liability company, the Company does not incur any liability for federal, state, or city income taxes since all income, deductions and credits are reportable by its member.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) bear no material effect on the financial statements as presented.

NOTE 3 NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and the FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At December 31, 2008, the Company had net capital of $24,747 and $19,747 in excess of the required net capital of $ 5,000.

NOTE 4 RELATED PARTY TRANSACTIONS

For the year ended December 31, 2009, the Company shared office space with its sole member, the Parent. The Parent allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts are recorded as capital contributions of the Parent. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.